Buenos Aires, March 31st, 2026

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Class 27 Notes

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) in order to announce that the Company successfully placed its new Class 27 notes (the “Class 27 Notes”) for a total of US$200 million, with a 36-month maturity and an annual interest rate of 5.49%. The Class 27 Notes issue was fully placed, with allocations prorated due to high demand.

The transaction generated significant interest from investors, with oversubscription exceeding 2 times, as it received orders for more than US$425 million and a total of 8,591 bids.

This issuance reaffirms the market’s confidence in Pampa and supports its investment and development plans in the energy sector.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations